Exhibit 21.1
Subsidiaries of the Registrant

Subsidiary	State or Other Jurisdiction of Incorporation or Organization
eHealthInsurance Services, Inc.	Delaware
eHealth China, Inc.	Delaware
eHealth China (Xiamen) Technology Co., Ltd.	China
PlanPrescriber, Inc.	Delaware
Wealth, Health and Life Advisors, LLC (dba GoMedigap)	Texas